UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Zircon Global Technologies

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Nevada

Date of organization
August 16, 2022

Physical address of issuer
150 Country Estates Circle, Suite 110, Reno, NV 89511

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$884,952.49	$677,037.24
Cash & Cash Equivalents	$283,367.58	$40,070.93
Accounts Receivable	0	0
Short-term Debt	0	0
Long-term Debt	$731,112.05	$712,023.76
Revenues/Sales	0	0
Cost of Goods Sold	$223,915.02	$87,711.29
Taxes Paid	0	0
Net Income	-$777,778.09	-$951,866.36

April 14, 2025

FORM C-AR

Zircon Global Technologies

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Zircon Global Technologies, a Nevada Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.ethos.io no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Zircon Global Technologies (the "Company") is a Nevada Corporation, formed on August 16, 2022.

The Company is located at 150 Country Estates Circle, Suite 110, Reno, NV 89511.

The Company's website is https://www.ethos.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

Zircon Global Technologies ("Zircon") is a blockchain software company with a mobile app that is a self-custody, unhosted wallet with institutional grade security at its core, and an easy-to-use interface providing users with direct access to various blockchain networks. The Issuer, Zircon, conducts its business through its wholly owned subsidiary Ethos Corporation, a British Virgin Islands corporation, incorporated on November 17, 2022. Zircon and Ethos are hereafter referred to individually and collectively as "Ethos."

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Issuer's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have sufficient funds to continue the business.

The Company has cut expenses to a bare minimum, including not paying any compensation to the four co-founders for over two years. Nonetheless, in the absence of raising new capital, the company may not have sufficient funds to reach self-sustaining profitability and would need to shut down if it ran out of funds required to run the business.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. For example, a former vendor threatened a lawsuit against us seeking payment of approximately $196,000 and otherwise asserting a copyright infringement claim with respect of certain intellectual property. Any such lawsuit or any other legal proceeding could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We may be joined as a party in legal proceedings, which are expensive and time consuming, and, if resolved adversely, could harm our business, financial condition, or results of operations.

We may be joined as a party in a legal proceeding, which may claim statutory damages and/or seek significant changes to our business operations. Specifically, a former vendor threatened a lawsuit against us seeking payment of approximately $196,000 and otherwise asserting a copyright infringement claim with respect of certain intellectual property. The results of any such lawsuits and claims cannot be predicted with certainty, and any negative outcome from any such lawsuits could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices and harm our reputation, and accordingly our business, financial condition, or results of operations could be materially and adversely affected. There can be no assurances that a favorable final outcome will be obtained in any legal proceeding, and defending any lawsuit is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which has occurred in the past and which could adversely affect our business, financial conditions, or results of operations.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to Prior Offerings

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

None of the prior offerings of securities have been registered under federal or state securities laws but rather have relied on relevant exemptions from filing requirements.

No governmental agency has reviewed or passed upon these offerings. None of the prior offerings have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds from each of its prior offerings.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Risks Related to Cryptocurrencies

The trading price of cryptocurrencies, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

The price of cryptocurrencies is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of cryptocurrencies could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of cryptocurrencies. These factors may inhibit consumer trust in and market acceptance of cryptocurrencies as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any cryptocurrencies we mine. The speculative nature of the price of cryptocurrencies and past dramatic volatility in pricing may create risks for the volatile trading price of cryptocurrencies.

Additionally, regarding the price of cryptocurrencies, if the trading price of cryptocurrencies again experiences a significant decline, we could experience a similar decline in the value of the Issuer.

The markets for cryptocurrencies may be underregulated. As a result, the market price of cryptocurrencies may be extremely volatile. Rapid decreases in the price of cryptocurrencies could have a materially adverse effect on our business and results of operations.

Cryptocurrencies that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a cryptocurrency trading platform, depending on the platform's controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the cryptocurrency market itself is unregulated there are few means to prevent manipulation we have observed how the trading price for shares of common stock of companies similar to ours respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of cryptocurrencies will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of cryptocurrencies, which will have a material adverse effect on our ability to monetize the cryptocurrencies we mine.

The markets for cryptocurrencies may be, or may become, overregulated. As a result, transferring fiat currencies, like U.S. Dollars, to or from cryptocurrencies may become increasingly difficult or even impossible.

Governments have started to regulate banks, crypto trading platforms, and the "on and off ramps" from cryptocurrencies to traditional fiat currencies. AML, KYC and other regulations have been enforced by the U.S. Government on related institutions and other governments have banned cryptocurrencies completely. We are unable to predict any other actions taken by any government that may negatively impact our business in particular or the cryptocurrency markets in general.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrencies- and/or other cryptocurrency-related activities, or that accept cryptocurrencies as payment, including financial institutions of investors in our securities, and we may be exposed to counterparty risk related to the companies we use to sell our cryptocurrencies.

Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in cryptocurrencies, cryptocurrencies' acceptance and use by banks is relatively uncommon and may never become mainstream. Indeed, a number of companies and individuals engaged in cryptocurrencies- and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with banking services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where the regulatory response to cryptocurrencies has been to exclude their use for ordinary consumer transactions within China. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide cryptocurrency and/or derivatives on other cryptocurrency-related activities have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies, and could decrease cryptocurrencies' usefulness and harm its public perception in the future.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market and the Depository Trust Company. The adoption or implementation of similar policies, rules or regulations by these or similar entities could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrency to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and our investors. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrency's role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of cryptocurrency we mine.

Transaction fees may decrease demand for cryptocurrency and prevent expansion.

Transaction fees are not pre-determined by most cryptocurrency protocols and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for cryptocurrency transactions become too high, users may be motivated to move away from the cryptocurrency networks entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for cryptocurrency and prevent the expansion of the cryptocurrency networks to retail merchants and commercial businesses, either of which could result in a reduction in the price of cryptocurrencies that could adversely impact an investment in our securities. Decreased use and demand for cryptocurrencies may adversely affect their value and result in a reduction in the price of cryptocurrencies and the value of our common stock.

These types of risks vary across cryptocurrencies.

It may be illegal now, or in the future, to acquire, own, hold, sell or use cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors. We do not intend to mine other cryptocurrencies as part of our business model at this time.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for cryptocurrencies to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our miners may not be able to mine, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we mine or otherwise acquire or hold for our own account, which could materially and adversely affect investors' investments in our securities.

The open-source structure of most cryptocurrency network protocols means that the contributors to the protocols are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. Although the MIT Media Lab's Digital Currency Initiative funds the current maintainer Wladimir J. van der Laan, among others, this type of financial incentive is not typical. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize the bitcoin we mine and also reducing the total number of transactions for which mining rewards and transaction fees can be earned, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our common stock may be adversely affected.

Other currencies share similar risks.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the crypto mining and cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our common stock.

Our cryptocurrencies may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as "wallets" by holders of cryptocurrencies which may be accessed to exchange a holder's cryptocurrency assets. Access to our cryptocurrency assets could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions and we may experience lag time in our ability to respond to market fluctuations in the price of our cryptocurrency assets. We hold most of our cryptocurrency in cold storage to reduce the risk of malfeasance, but the risk of loss of our cryptocurrency assets cannot be wholly eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrency mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users' information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our devices, as well as our miners, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account now or in the future.

Moreover, our cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our cryptocurrency rewards and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies we mine or otherwise acquire or hold.

We intend to evaluate custody risk and establish processes to manage wallets that are associated with our cryptocurrency holdings. There can be no assurances that any processes we adopt will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our cryptocurrency due to an adverse software or cybersecurity event.

We are familiar with third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those we presently employ. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

Incorrect or fraudulent transactions may be irreversible.

Cryptocurrency transactions are generally irrevocable, and stolen or incorrectly transferred cryptocurrency may be irretrievable. As a result, any incorrectly executed or fraudulent cryptocurrency transactions could adversely affect our investments and assets. Cryptocurrency transactions are not, generally, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrency from the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of cryptocurrency or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen cryptocurrency. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our cryptocurrency assets. These third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any cryptocurrency we mine or otherwise acquire or hold for our own account now or in the future.

If a malicious actor or botnet obtains control of more than 50% of the processing power of any given cryptocurrency network, such actor or botnet could manipulate that cryptocurrency network to adversely affect us, which could have a material, adverse effect on our business.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining bitcoin, it may be able to alter blockchains on which bitcoin transactions reside and rely on by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could "double-spend" its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users' transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or bitcoin may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain's processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain's total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. However, if this were to occur, the public may lose confidence in the bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of bitcoin, which could have a material adverse effect on our business, financial results and operations.

Other cryptocurrencies share similar risks.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin, or other cryptocurrencies that we hold, could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for the cryptocurrencies we hold, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a "first to market" advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Other cryptocurrencies we may hold share similar risks.

Cryptocurrencies held by us are not subject to Federal Deposit Insurance Corporation ("FDIC") or Securities Investor Protection Corporation ("SIPC") protections.

Cryptocurrency is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any cryptocurrency we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

As of April 11, 2023, the largest 118 bitcoin wallets, out of over 40,000,000 wallets total held over 15% of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Other cryptocurrencies share similar risks.

Risks Related to Governmental Regulation and Enforcement

Regulatory or tax law changes or actions may alter the nature of your investment or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

Governments around the world have reacted differently to cryptocurrencies' growth in both popularity and market size. Certain governments have deemed cryptocurrencies illegal, and others have allowed their use and trade without restriction. In some jurisdictions, including the United States, governments have subjected cryptocurrencies to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. Ongoing and future regulatory actions or tax law changes could have a material adverse effect on our business, prospects or operations.

We are subject to a highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. Such laws may add to our compliance costs, restrict or dictate how we operate our business, and could have a material adverse effect on our business, results of operations, financial condition and prospects. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the "CFTC"), the SEC, the Financial Crimes Enforcement Network ("FinCEN"), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrencies, including the bitcoin network, bitcoin users and the bitcoin exchange market and many more.

Ongoing and future regulatory actions may impact our ability to continue to operate, and such actions could affect our ability to continue as a going concern or to pursue our strategy, which could have a material adverse effect on our business, prospects or operations.

If we were deemed to be an investment company under the Investment Company Act of 1940 (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.

Under sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an "investment company" if it (i) is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in the Investment Company Act.

Classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would cause us to incur substantial additional expenses, and the failure to register, if required, could have a materially adverse impact on our business and operations.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our common stock.

The crypto economy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions.

Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

Cryptocurrency's status in relevant jurisdictions is subject to a high degree of uncertainty and if we are unable to properly characterize it, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have publicly taken the position that certain cryptocurrencies fall within the definition of a "security" under the U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers' views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The legal test for determining whether any given cryptocurrency is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. With respect to all cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a "security" under applicable laws. Similarly, though the SEC's Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The CFTC affirmed its approach to the regulation of bitcoin as a commodity and bitcoin-related enterprises on June 2, 2016, when the CFTC settled charges against Bitfinex, a bitcoin exchange based in Hong Kong. In its order, the CFTC found that Bitfinex engaged in "illegal, off-exchange commodity transactions and failed to register as a futures commission merchant" when it facilitated borrowing transactions among its users to permit the trading of bitcoin on a "leveraged, margined or financed basis" without first registering with the CFTC. In 2017, the CFTC stated that it would consider bitcoin and other virtual currencies as commodities or derivatives depending on the facts of the offering. In December 2017, bitcoin futures trading commenced on two CFTC regulated futures markets.

Several foreign jurisdictions have taken a broad-based approach to classifying cryptocurrencies as "securities," while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain cryptocurrencies may be deemed to be a "security" under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of cryptocurrencies as "securities." If bitcoin or any other supported cryptocurrency is deemed to be a security under any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported cryptocurrencies are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the cryptocurrency. Also, it may make it difficult for such supported cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as "money" by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business ("MSB") under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a "money transmitter" ("MT") or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the "CEA"), to our cryptocurrency mining business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the mining or exchange of cryptocurrency. However, the CFTC, the federal agency that administers the CEA, generally regards cryptocurrency as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of cryptocurrency and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non- financed, margined or leveraged transactions in cryptocurrency, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including cryptocurrency, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law. Any requirements imposed by the CFTC related to our cryptocurrency mining activities or our transactions in cryptocurrency would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock.

Moreover, if our cryptocurrency mining activities or transactions in cryptocurrency were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our common stock. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to cryptocurrency mining operations, such as ours.

The operation of a cryptocurrency mining can require massive amounts of electrical power and we anticipate our demand for electrical power will grow as we expand our mining fleet. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a cryptocurrency are lower than the price of a cryptocurrency. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. If we are unable to receive adequate power supply and are forced to cease or reduce our operations due to the availability or cost of electrical power, including increased taxes associated with the use of electrical power, our business would experience materially negative impacts.

Governmental action in China may have a material adverse effect on the cryptocurrency mining industry as a whole, which could have an adverse effect on our business and results of operations.

Prior to banning cryptocurrency on a national scale, China was the world's largest producer of cryptocurrency and represented the large majority of the world's cryptocurrency mining power. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. In May 2021, China also prohibited financial institutions and payments companies from issuing financial products related to and providing savings, trust or pledging services of cryptocurrencies in China. In September 2021, regulators in China instituted a blanket ban on all crypto mining and transactions, including overseas crypto exchange services taking place in China, effectively making all crypto-related activities illegal in China. Additionally, China has banned cryptocurrency mining on a national scale due to the industry's intense electrical power demands and its negative environmental impacts (both in terms of the waste produced by mining the rare Earth metals used to manufacture miners and the production of electrical power used in cryptocurrency mining). While we have yet to see whether these miners will be able to relocate to another location in the world to continue mining, we cannot quantify the effects of this regulatory action on our industry as a whole. If further regulation follows, it is possible that our industry may not be able to cope with the sudden and extreme loss of mining power.

Because we are unable to influence or predict future regulatory actions taken by governments in China, we may have little opportunity or ability to respond to rapidly evolving regulatory positions which may have a materially adverse effect on our industry and, therefore, our business and results of operations. If further extreme regulatory action is taken by governments in China or elsewhere, including the United States, our business may suffer and investors in our securities may lose part or all of their investment.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore a site where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Future developments regarding the treatment of cryptocurrency for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of cryptocurrency and the absence of comprehensive legal guidance with respect to cryptocurrency, and cryptocurrency transactions, many significant aspects of the U.S. federal income and foreign tax treatment of cryptocurrency are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency or cryptocurrency transactions, including cryptocurrency mining, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service ("IRS") guidance indicates that cryptocurrency, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of cryptocurrency for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of cryptocurrency, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where cryptocurrency is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrency in the future or that a court would uphold the treatment of cryptocurrency as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for holders of cryptocurrency and could have an adverse effect on the value of cryptocurrency and the broader cryptocurrency markets. The uncertainty regarding the tax treatment of cryptocurrency transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to cryptocurrency transactions could adversely impact the price of cryptocurrency, our business and the value of the Issuer. Further, in the event our business expands, our after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the "House Bill") that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the

Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Issuer. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Issuer or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B- CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Issuer has certain equity grants and convertible securities outstanding. Should the Issuer enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Zircon Global Technologies ("Zircon") is a blockchain software company with a mobile app that is a self-custody, unhosted wallet with institutional grade security at its core, and an easy-to-use interface providing users with direct access to various blockchain networks. The Issuer, Zircon, conducts its business through its wholly owned subsidiary Ethos Corporation, a British Virgin Islands corporation, incorporated on November 17, 2022. Zircon and Ethos are hereafter referred to individually and collectively as "Ethos."

Business Plan

The business of Ethos is to provide its users easy and secure access to the best of Web3 opportunities. Ethos does not charge for its self-custody wallet but rather charges a small amount in the form of a software licensing fee for every self-directed transaction a user performs on the platform. The key to Ethos' business model is to combine a highly scalable, secure architecture along with a multi-pronged, low-cost customer acquisition strategy resulting in an extremely capital efficient enterprise such that active users numbered in the thousands can drive a very profitable business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Lavine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategy, product development, roadmap, customer acquisition, communication strategy, recruiting, and general management. Chief Strategy Officer at Voyager (2019 – 2021) Built Voyager's crypto technology and app, resigned after merger. Emerald Ocean Ventures, (2010 - 2022), Private Investor

Education

B.S. / BA University of Massachusetts at Amherst, English and Computer Animation, 1991

Name

Shingo Lavine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategic direction, product development, roadmap, recruiting, and general management. Voyager (2019 - 2021); Chief Innovation Officer; Responsibilities include: architected and built Voyager's crypto systems including deposit and withdrawal payment rails. Oversaw the integration of Ethos's Bedrock technology which processed over $5B in transactions. Served on the Voyager Board of Directors until Feb 2021.and resigned over differences in direction of the company. Emerald Ocean Ventures, (2019 - Present); Private investor.

Education

Brown University, BA Computer Science 2022

Name

Jeff Karan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zircon Global Technologies – Co- Founder, Director (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Zircon Global Technologies – Co- Founder, Director (2022 – Present); Responsibilities include: overseeing strategic planning, prioritization of resources, and management. WaveEdge Capital, Co-Managing Partner (2014 to Present), responsible for founding and managing an investment bank HQ'd in Silicon Valley, CA. The firm's focus is on mergers & acquisitions, corporate strategy, and strategic partnerships for early-stage, high-growth technology and healthcare companies.

Education

Amos Tuck School of Business (Dartmouth), MBA, Edward Tuck Scholar, 1980; Dartmouth College, BA, 1979

Name

Oleg Itkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zircon Global Technologies – Co- Founder and Director (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Zircon Global Technologies – Co- Founder and Director (2022 – Present); Responsibilities include: business development, strategy, partnerships. Private investor and Advisor (2005- 2022); Responsibilities included: startups, business incubation, advisory, asset management, capital allocation.

Education

NYU Stern School of Business, Bachelor of Science dual degree in Finance & International Business (2006)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Lavine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategy, product development, roadmap, customer acquisition, communication strategy, recruiting, and general management. Chief Strategy Officer at Voyager (2019 – 2021) Built Voyager's crypto technology and app, resigned after merger. Emerald Ocean Ventures, (2010 - 2022), Private Investor

Education

B.S. / BA University of Massachusetts at Amherst, English and Computer Animation, 1991

Name

Shingo Lavine

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder, Co-Chief Executive Officer, Director at Zircon Global Technologies (2022 – Present); Responsibilities include: strategic direction, product development, roadmap, recruiting, and general management. Voyager (2019 - 2021); Chief Innovation Officer; Responsibilities include: architected and built Voyager's crypto systems including deposit and withdrawal payment rails. Oversaw the integration of Ethos's Bedrock technology which processed over $5B in transactions. Served on the Voyager Board of Directors until Feb 2021.and resigned over differences in direction of the company. Emerald Ocean Ventures, (2019 - Present); Private investor.

Education

Brown University, BA Computer Science 2022

Name

Jeff Karan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zircon Global Technologies – Co- Founder, Director (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Zircon Global Technologies – Co- Founder, Director (2022 – Present); Responsibilities include: overseeing strategic planning, prioritization of resources, and management. WaveEdge Capital, Co-Managing Partner (2014 to Present), responsible for founding and managing an investment bank HQ'd in Silicon Valley, CA. The firm's focus is on mergers & acquisitions, corporate strategy, and strategic partnerships for early-stage, high-growth technology and healthcare companies.

Education

Amos Tuck School of Business (Dartmouth), MBA, Edward Tuck Scholar, 1980; Dartmouth College, BA, 1979

Name

Oleg Itkin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Zircon Global Technologies – Co- Founder and Director (2022 – Present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Zircon Global Technologies – Co- Founder and Director (2022 – Present); Responsibilities include: business development, strategy, partnerships. Private investor and Advisor (2005- 2022); Responsibilities included: startups, business incubation, advisory, asset management, capital allocation.

Education

NYU Stern School of Business, Bachelor of Science dual degree in Finance & International Business (2006)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Founder Stock Common Stock
Amount outstanding	5,000,000
Voting Rights	5 votes per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Other Material Terms or information.	NA

Type of security	Common B shares Common Stock
Amount outstanding	414,438
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may allocate additional shares to the Plan, or may issue additional securities or create separate classes of capital stock that may dilute the Securities
Other Material Terms or information.	NA

Type of security	2022 Equity Incentive Plan- Class B Options
Amount outstanding	747,861
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may allocate additional shares to the Plan, or may issue additional securities or create separate classes of capital stock that may dilute the Securities
Other Material Terms or information.	NA

Type of security	Convertible Notes
Amount outstanding	$455,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may allocate additional Notes, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Other Material Terms or information.	Maturity Date: November 7, 2024, Interest: 5%, Valuation Cap: $10,000,000, Discount: 20% to a Qualified Financing
Value of SAFE or Convertible Notes	Face value- $455,000

Type of security	SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	$555,000
Voting Rights	Same as equity security in next equity financing round.
Anti-Dilution Rights	NA
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Other Material Terms or information.	$25,000,000 conversion valuation cap
Value of SAFE or Convertible Notes	$555,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$839,000
Voting Rights	Same as equity security in next equity financing round.
Anti-Dilution Rights	NA
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may allocate additional Notes, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Other Material Terms or information.	$20 million valuation cap, no discount
Value of SAFE or Convertible Notes	$839,000

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Amano Global Holdings, Inc.
Amount outstanding	$207,139
Interest rate and payment schedule	Applicable federal interest rate as of such date of draw down for medium term loans plus 0.5% per annum.
Amortization schedule	
Describe any collateral or security	Collateral is defined as all business assets of the borrower
Maturity date	August 16, 2026
Other material terms	Maturity information is not a fixed date like the one above: rather it is immediately due and payable to Lender in full upon the closing of an equity financing by Borrower with an aggregate sales price not less than $1 million and with the principal purpose of raising capital.

Type of debt	Convertible Notes
Name of creditor	Avenue H Ethos 1, LLC
Amount outstanding	$455,000
Interest rate and payment schedule	5% per annum
Amortization schedule	
Describe any collateral or security	It is an unsecured convertible note
Maturity date	October 15, 2026
Other material terms	

The total amount of outstanding debt of the company is $662,139.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	N/A	$455,000.00	Working capital and general corporate purposes	November 7, 2022	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$555,000.00	Working Capital	March 8, 2024	Regulation CF
SAFE (Simple Agreement for Future Equity)		$839,000.00	Working Capital	December 3, 2022	Rule 506(c)

Ownership

A majority of the Company is owned by the 4 co-founders and Directors of the Company. Those people are: Adam Lavine, Shingo Lavine, Jeff Karan and Oleg Itkin.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Adam Lavine	20.3%
Shingo Lavine	20.3%
Oleg Itkin	20.3%
Jeff Karan	20.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We completed our most recent financing on March 27, 2024. Following the Offering, we do not intend to raise capital again until our updated Quantum 5 product release is in the market and we can assess market traction. We are currently focusing on acquiring active traders on the platform rather than generating profits. We are not certain when or if we will generate profits in the future which highly depends on the reception of the new app, the competitive landscape, and the overall condition of the digital asset market which is currently in bear market territory.

The Company intends to focus on customer acquisition during the next six months by leveraging our relationships with a large number of partner communities, email outreach, and active engagement in social media channels including Discord, Telegram, and X.

Liquidity and Capital Resources

On November 7, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $455,000.00.

On March 8, 2024 the Company conducted an offering pursuant to Regulation CF and raised $555,000.00.

On December 3, 2022 the Company conducted an offering pursuant to Rule 506(c) and raised $839,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company recently agreed to a Convertible Note Extension Agreement to extend the maturity of the existing note from from its earliest investors from October 15, 2024 to October 15, 2026. In exchange for this extension and the note holders agreeing to forgo one (1) month of interest on the Notes, the Company agrees to grant the note holders a total of 75 million Ethos tokens (the "Tokens"), fully vested and delivered on the first anniversary of this Agreement, October 15, 2025 to the wallet address provided by the Holders of Convertible Notes. At the Company's discretion, the maturity of the Notes may be extended for an additional one (1) year period. Should the Company choose to exercise this option, it must provide written notice to the note holders at least 45 days prior to the new maturity date. In exchange for this additional extension, the note holders will receive additional 25 million fully vested Tokens delivered to the wallet address provided by the Holders of Convertible Notes on the date the extension agreement is signed.

There is a secured credit agreement and revolving note between the Company and Amano Global Holdings, Inc. As of March 15, 2025, there was an outstanding balance of $207,139.

Material Changes and Other Information

Given that the last capital raise for the Company was in March 2024 combined with the ongoing burn rate and lack of profitability to date, the Company has far less cash than one year ago.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Adam Lavine and Shingo Lavine
Relationship to the Company	Co-founders and Directors
Total amount of money involved	$207,139
Benefits or compensation received by related person	Interest and principal on the loan in the event of a future equity raise in excess of $1 million.
Benefits or compensation received by Company	It received the money for working capital and other general corporate purposes.
Description of the transaction	The Lavine family, through its entity Amano Global Holdings, Inc. entered into a Secure Credit Agreement and Revolving Note

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Adam Lavine (Signature)Adam Lavine (Name)Co-founder, Co-chief Executive Officer, Director (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Zircon Global Technologies
Profit and Loss
January - December 2024

	Total	
	Jan - Dec 2024	Jan - Dec 2023
Income		
Sales Revenue	0.00	
Total Income	$ 0.00	$ 0.00
Cost of Goods Sold		
Cost of goods sold		
App Hosting	46,181.92	14,968.43
Co-Hosting	557.10	718.86
Amortization expenses - Software	177,176.00	72,024.00
Total Cost of goods sold	$ 223,915.02	$ 87,711.29
Total Cost of Goods Sold	$ 223,915.02	$ 87,711.29
Gross Profit	-$ 223,915.02	-$ 87,711.29
Expenses		
Advertising & marketing	138,618.92	152,190.15
Business licenses	2,135.00	
Commissions & fees	12,616.82	
Accounting fees	20,250.00	15,750.00
Audit Fee		7,174.92
Bank fees & service charges	6,332.93	601.87
Business Consulting	427,943.75	474,698.81
Legal Fees	29,139.36	78,246.90
Contract labor	564.12	32,390.54
Meals & Entertainment	198.05	854.25
Travel	4,132.10	6,035.98
Memberships & subscriptions	80.00	242.00
Expensed Computer Equipment		1,731.16
Office supplies	98.00	463.04
Shipping & postage	19.75	43.75
Software & apps	68,539.10	62,608.57
Total Expenses	$ 710,667.90	$ 833,031.94
Net Operating Income	-$ 934,582.92	-$ 920,743.23
Other Income		
Grant Revenue	50,000.00	
Interest earned	3.45	2.66
Liquidity Operations During ETHOS Token Launch	131,688.76	
Unrealized Gain or Loss	3,048.70	-260.62
Total Other Income	$ 184,740.91	-$ 257.96
Other Expenses		
Accrual Interest on Convertible Loan	19,030.96	23,320.36
Depreciation	1,883.00	529.00
Interest Expense on Amano Loan	7,022.12	7,015.81

Total Other Expenses	$	27,936.08	$	30,865.17
Net Other Income	$	156,804.83	-$	31,123.13
Net Income	-$	777,778.09	-$	951,866.36

Zircon Global Technologies
Balance Sheet
As of December 31, 2024

	Total	
	As of Dec 31, 2024	As of Dec 31, 2023
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK	121,985.38	14,321.05
Coinbase	40,963.78	23,921.02
Wallet	120,418.42	1,828.86
Total Bank Accounts	$ 283,367.58	$ 40,070.93
Fixed Assets		
Accumulated amortization - Software	-249,200.00	-72,024.00
Accumulated depreciation	-2,412.00	-529.00
Computer	5,235.53	5,235.53
Software	630,960.39	432,142.00
Total Fixed Assets	$ 384,583.92	$ 364,824.53
Other Assets		
Capitalize Software in Progress	198,818.39	272,141.78
Ethos Tokens	18,182.60	
Total Other Assets	$ 217,000.99	$ 272,141.78
TOTAL ASSETS	$ 884,952.49	$ 677,037.24
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	152,909.04	224,097.94
Total Accounts Payable	$ 152,909.04	$ 224,097.94
Credit Cards		
Zircon Chase Ink Credit Card	21,242.00	18,674.05
Total Credit Cards	$ 21,242.00	$ 18,674.05
Other Current Liabilities		
Accrual Expense	635,000.00	215,000.00
Total Other Current Liabilities	$ 635,000.00	$ 215,000.00
Total Current Liabilities	$ 809,151.04	$ 457,771.99
Long-Term Liabilities		
Loan from Amano	194,787.73	194,730.40
Convertible Note	495,061.64	476,531.36
Convertible Note - Ludwig	5,500.68	5,000.00
LT Debt	35,762.00	35,762.00
Total Long-Term Liabilities	$ 731,112.05	$ 712,023.76
Total Liabilities	$ 1,540,263.09	$ 1,169,795.75
Equity		
Capital Stock, Class B	313.07	313.07

Capital Stock, Founders			3,500.85		3,500.85
Paid in Capital			20,000.00		
Retained Earnings			-1,307,322.43		-355,456.07
SAFEs			839,000.00		810,750.00
SAFEs - Republic Crowdfund			566,976.00		
Net Income			-777,778.09		-951,866.36
Total Equity	-$		**655,310.60**	-$	**492,758.51**
TOTAL LIABILITIES AND EQUITY	$		**884,952.49**	$	**677,037.24**
	$		-	$	-

Monday, Apr 07, 2025 09:16:38 PM GMT-7 - Accrual Basis